March 13, 2007

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Kronforst:

This communication is in response to your follow up comment letter dated February 23, 2007, regarding the Annual Report on Form 10-K filed by Intermec, Inc. (we, our, us) for the year ended December 31, 2005.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

FORM 10-K for the period ending December 31, 2005

Notes to Consolidated Financial Statements

Note I: Intellectual Property Settlements, page F-33

1.              Please explain to us how you considered paragraph 78 of Con 6 which states that “revenues result from delivering or producing goods, rendering services or other activities that constitute an entity’s ongoing major or central operations.” As part of your response, tell us whether you have licensed this technology in transactions other than litigation settlements and quantify any revenue recognized under any such licenses during the periods since you acquired the technology. For purposes of this analysis, you should not attribute any revenue to royalties that you believe should have been paid by the laptop manufacturers and that gave rise to the litigation.

RESPONSE:

We have an intellectual property (“IP”) portfolio that includes a robust patent portfolio which is integral to our strategy for market differentiation and is essential to our major ongoing central operations. Our patent portfolio has been developed by both research and development activities as well as acquisitions of patent portfolios in key technology areas.  We have secured over 570 patents and a number of trademarks, copyrights and trade secrets.  We have discussed this strategy in our revenue recognition policy, in a discussion on our Rapid Start program, and in various other sections of our Form 10-K for 2005, 2004, and 2003. Generating royalty revenue from licensing portions of our patent portfolio to other organizations is a primary factor in our overall business strategy and is not simply incidental to our other operations. We have been monetizing our patent portfolio by licensing rights to portions of our IP since 1993. We license patents in Automated Identification and Data Capture (“AIDC”), Smart Battery Technology, Radio Frequency Identification (“RFID”), Charged Coupled Device (“CCD”), and a number of other technology categories.

Our strategies for monetizing the various categories of our IP portfolio include:

•                  royalty agreements with stated royalty rates paid over time,

•                  the sale of patents,

•                  upfront royalty payments that cover the life of the relevant patents, and

•                  enforcement actions, i.e. litigation for infringement.

Due to the nature of IP, it is common practice that a litigation strategy is required to pursue companies that utilize IP rights without compensating the owners of the infringed IP.

Depending on the technology, the market, and the other parties involved, we may use one or several of the strategies to earn revenue from our patent portfolio. In the case of our the Smart Battery patent portfolio we elected to pursue a litigation strategy because we determined that this strategy provided us the most leverage with respect to the potential licensees which did not compete in our product market and which were substantially larger organizations.

We have disclosed our accounting policy for royalty revenues in our Form 10-K’s. Further, we did disclose the settlement amounts for Smart Battery litigation activities, with revenue and related operating profit to provide transparency to the readers of our financial statements.

Licensing our patents is very central to our operations as the expansion of this technology drives the marketplace. Licensing our technology to other organizations, including competitors, is key to the growth of the market and our royalty revenue stream.  As noted in our 2005 Form 10-K we have recently granted many licenses under our Rapid Start program, which is core to the growth of the Radio Frequency Identification (“RFID”) industry and from which we generate royalty revenues.  Our patents are part of the ISO and EPC global standards for RFID hardware and software. A similar program for CCD scanning IP resulted in agreements with 19 licensees from 1993 through 2000. This clearly demonstrates that our focused effort on revenue generation from IP licensing is a significant element of our business strategy, and is not just an isolated or incidental activity.

2.              If you are able to provide persuasive evidence to us that the perpetual licenses qualify as revenue in accordance with CON 6, you must also address the provisions that suggest that the settlements contain gain elements that would not be considered revenue under CON 6. For example, your response describes a provision stating that the settlement payment “is a compromise in settlement of a dispute, not a reasonable royalty, was not calculated based on an actual or implicit royalty that would have been paid…” Your response does not appear to address the existence of any gain elements and indicates that you treated these settlements as royalty revenue since the agreements included perpetual licenses. We believe that a more appropriate analysis may be to consider these settlements as multiple element arrangements for which you must have a basis for your allocation entirely to revenue. Please provide us with an analysis of the allocation between the gain and royalty elements and consider referring to EITF 00-21 by analogy. If you lack sufficient evidence of fair value to allocate between these two elements, explain to us why you believe that the entire bundled settlement is more appropriately considered revenue as opposed to a non-operating or operating gain.

RESPONSE:

With regard to the 2004 Smart Battery IP settlements in 2004 and 2006, the purpose of the lawsuit was to collect prior royalties we should have received for our smart battery patent portfolio.  Each Smart Battery IP settlement was entered into without the establishment of a fair value of the license component of the agreement.  Therefore, we are unable to establish a fair value of the license or the settlement gain element of the agreements.  As a result of not being able to establish fair value for the past royalties in the settlement agreements, we agree that the net Smart Battery IP settlement proceeds would be better represented as an operating gain on intellectual property settlements.

We believe that the impact of this reclassification of Smart Battery IP settlements out of revenue and into a separate component of operating profit from continuing operations is quantitatively and qualitatively immaterial, given the small percentage (less than 3% of revenue) it represents and considering that this modification had no impact on previously reported operating profit, earnings and earnings per share.  Accordingly, we do not intend to amend our 2005 Form 10-K and instead will reflect this reclassification of prior year amounts as follows  in our 2006 Form 10-K which will be filed on or about March 15, 2007:

•                  In our Consolidated Statement of Operations, the net proceeds and related costs of the Smart Battery settlement agreements are reclassified from “Intellectual Property Settlement Revenue” and “Cost of Intellectual Property Settlements” to be presented as a separate line item within operations titled “Gains on Intellectual Property Settlements.”

•                  The adjustment summarized above will be described in the footnotes to the financial statements in the 2006 Form 10-K as a reclassification under our Note ‘A.’ The Selected Quarterly Results of Operations (unaudited) footnote will also reflect the adjusted amounts to conform to the above presentation for our first quarter of 2006 Smart Battery IP Settlement. In addition, the Form 10-Q to be filed for the first quarter of 2007 will include a similar reclassification of prior year amounts for comparative purposes. No adjustment is required for 2005, as there was no Smart Battery IP Settlement revenue earned during that year.

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If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (425) 265-2499.

Sincerely,

/S/ Fredric B. Anderson

Fredric B. Anderson
Vice President and Controller
(Principal Accounting Officer)